New York Life Insurance Company

51 Madison Avenue New York, NY 10010

212-576-7558 Fax: 212-576-3966

E-Mail: charles_a_whites@newyorklife.com

www.newyorklife.com

Charles A. Whites, Jr.

Associate General Counsel

VIA EDGAR AND UPS

April 4, 2013

Patrick F. Scott, Esq.

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mailstop 4644

Washington, D.C. 20549-4644

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”); NYLIAC Variable Annuity Separate Account – III and NYLIAC Variable Annuity Separate Account – IV (each a “Registrant”); Registration Statements on Form N-4 for New York Life Premier Variable Annuity, New York Life Premier Plus Variable Annuity, and New York Life Income Plus Variable Annuity; File Nos. 811-08904/ 333-156018, 811-08904/333-178743 and 811-21397/333-156019

Dear Mr. Scott:

This letter sets forth responses to the comments by the Staff of the Division of Investment Management (the “Staff”) that were received via a voicemail and email dated March 22, 2013, relating to the Registration Statements on Form N-4 (File Nos. 333-156018, 333-178743 and 333-156019) (the “Registration Statements”) filed by NYLIAC on behalf of the Registrants, with the U.S. Securities and Exchange Commission (the “Commission”) on February 12, 2013. Any changes noted in response to the comments provided below will be included in the prospectuses for the New York Life Premier, Premier Plus, and Income Plus Variable Annuities which are included in the Registration Statements that will be filed pursuant to Rule 485(b) of the Securities Act of 1933, as amended, and will be sent to you electronically and via expedited mail.

1.  Asset Allocation Models:  Please confirm supplementally whether the contractowner may be provided information regarding any periodic updates to the Asset Allocation Models under any circumstances.

Patrick F. Scott, Esq.

April 4, 2013

Response to Comment 1

In response to the Staff’s comment, the Registrants’ confirm that a contractowner does have the ability to receive information regarding any periodic updates to the Asset Allocation Models upon request.

2.  Reset Value (Annual Death Benefit Reset Rider (“ADBR”))

a.	Please define the term “Reset Value”.

b.	Consider adding disclosure that describes the benefit of a reset, why a contractowner would want to effect a reset, and the impact of a reset on the contractowner’s rights.

Response to Comment 2a

In response to the Staff’s comment, the Registrant has revised the manner in which the term “Reset Value” is defined in the Prospectuses (applicable to the New York Life Premier and Premier Plus Variable Annuities) as follows:

“(c) the “Reset Value”, as defined in the next paragraph, plus any additional premium payments made since the most recent “Reset Anniversary,” less proportional withdrawals (“ADBR Proportional Withdrawals”) made since the most recent Reset Anniversary.

We automatically recalculate the Reset Value, with respect to any policy, every year from the Policy Date (“Reset Anniversary”) until you reach age 80 (or the Annuitant if the Owner is not a natural person). For policies owned by a grantor trust, the Reset Value will be recalculated until any grantor reaches age 80. On the First Policy Anniversary, the Reset Value is defined as the greatest of (a) the Accumulation Value; and (b) the Adjusted Death Benefit Premium Payments. The Reset Value on the second and each subsequent Reset Anniversary is defined as the greatest of (a) the Accumulation Value on the current Reset Anniversary; and (b) the Reset Value on the prior Reset Anniversary, plus any premium payments and Breakpoint Credits applied since the prior Reset Anniversary, less any ADBR Proportional Withdrawals since the prior Reset Anniversary.”

The Registrant has also included a cross reference in the “Definitions” section of the Prospectuses (for New York Life Premier and Premier Plus Variable Annuities only) for the term “Reset Value”.

Patrick F. Scott, Esq.

April 4, 2013

Response to Comment 2b

In response to the Staff’s comment, Registrant respectfully notes that the benefit of a reset would be to increase the amount of the death benefit that would be payable if the contractowner dies before the Annuity Commencement Date (also see disclosure in response to Comment 3). With ADBR, the contractowner does not have to choose whether to effect a reset, the “Reset Value” is automatically calculated each year (see disclosure in response to Comment 2a). Registrant also respectfully notes that a reset does not impact any of the contractowner’s rights.

3.  Riders:  Consider adding disclosure regarding for whom a particular rider may be appropriate and why.

Response to Comment 3

In response to the Staff’s comment, the Registrants’ will add the following disclosure to the “Riders” section of the Prospectuses for optional riders (for the New York Life Premier and Premier Plus Variable Annuities only):

“The Investment Protection Plan, Investment Protection Plan II and Guaranteed Investment Protection riders may be appropriate for individuals who appreciate the upside potential that comes with market participation, but are also highly sensitive to protecting their initial premium payment over a pre-determined holding period (10 - 12 years). These riders can allow clients to allocate funds to the Investment Divisions with greater confidence by understanding that if their allocations perform poorly over their rider’s holding period, they will not receive less than the rider’s guaranteed amount when their holding period ends.

The Annual Death Benefit Reset (ADBR) rider may be appropriate for individuals who are looking to protect the amount of the initial death benefit and potentially increase it through annual “step-ups” (up to age 80) that are based on gains in the Accumulative Value resulting from favorable Investment Division performance. The Enhanced Beneficiary Benefit (EBB) rider may be appropriate for individuals who do not want to leave a tax liability to their beneficiary(ies) following their death as a result of gains inside their policy.”

4.  Riders:  Consider adding disclosure stating that a contractowner should consider the cost of cancelling any rider before selecting it.

Response to Comment 4

In response to the Staff’s comment, the Registrants’ will add the requested disclosure.

Patrick F. Scott, Esq.

April 4, 2013

5. Guarantees:  Please disclose that guarantees depend on the claims paying ability of the issuing company; and that no third party guarantees are involved.

Response to Comment 5

In response to the Staff’s comment, the Registrants’ respectfully note that the requested disclosure is included in the “Riders” section of the Prospectuses.

6.  Fee Table (Current and Guaranteed Maximum Rider Risk Charge Adjustment):  Please revise the parenthetical, as appropriate, as the charge does not appear to be an annualized charge.

Response to Comment 6

In response to the Staff’s comment, the Registrants’ have revised the subject disclosure as follows:

“(one-time charge for cancellation of either the Investment Protection Plan Rider, the Investment Protection Plan II Rider or the Guaranteed Investment Protection Rider; calculated as a percentage of the amount that is guaranteed under either the Investment Protection Plan Rider, the Investment Protection Plan II Rider or the Guaranteed Investment Protection Rider).”

7.  Representation of Company

Response to Comment 7

In response to the Staff’s comment, we recognize that the Registrant and its management are responsible for the accuracy and adequacy of the disclosures made in the Registration Statement. Upon a request for acceleration of the effective date of the Registration Statement, the Registrant undertakes that it will furnish a letter acknowledging that: the Commission is not foreclosed from taking any action once the filing is declared effective; the declaration of effectiveness does not relieve the Registrant of its full responsibility to provide adequate and accurate disclosure in the filing; and the Registrant may not assert the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant also acknowledges that the Division of Enforcement has access to all information it provides to the Staff in connection with the filing of the Registration Statement or in connection with this response to the Staff’s comments. The Registrant further acknowledges that a written request for acceleration of the effective date of the Registration Statement will confirm that those requesting acceleration are aware of their respective responsibilities.

Patrick F. Scott, Esq.

April 4, 2013

*        *        *        *        *

We appreciate your review of our responses to your comments received on March 22, 2013 and our proposed revisions to the Registration Statements. NYLIAC is requesting that the effective date of the Registration Statements be accelerated to April 10, 2013, which would allow NYLIAC to meet its proposed introduction date for the Guaranteed Investment Protection Rider and the Asset Allocation Models of May 1, 2013.

If you have any questions regarding this letter, please do not hesitate to call me at (212) 576-7558 or e-mail me at charles_a_whites@newyorklife.com.

Sincerely,

/s/ Charles A. Whites, Jr.

Charles A. Whites, Jr.

Associate General Counsel